DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
N.A

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

3,222,394

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

3,222,394
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

3,222,394

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.73%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

The following constitutes Amendment No. 3 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on March 31, 2006. This Amendment No.3 amends and supersedes that Schedule 13D as specifically set forth.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As per the NCSR filed on 11/9/06 there were 25,300,262 shares of AMF outstanding as of 8/31/06. The percentage set forth in item 5 was derived using such number. BIGP owns an aggregate of 3,222,394 shares of AMF or 12.73% of the outstanding shares.



  c) During the past 60 days the following shares of AMF were purchased (there were no sales):

1/12/2007	5,800	3.7
1/12/2007	10,000	3.71
1/8/2007	12,700	3.7
12/27/2006	6,200	3.68
12/22/2006	5,500	3.69
12/22/2006	1,400	3.69
12/14/2006	6000	3.7
11/3/2006	7,900	3.65
10/30/2006	4,300	3.63
10/27/2006	2,800	3.62
10/25/2006	13,100	3.62
10/20/2006	6,200	3.59
10/18/2006	10,300	3.59
10/17/2006	22,400	3.59



d)	BIGP is entitled to receive any dividends
 or sales proceeds.

  e)   NA



Dated: 1/16/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP